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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51935

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Safra Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 Fifth Avenue
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle Hui — (212) 704-7608
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name-if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	NY	10112-0015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SAFRA SECURITIES LLC
(SEC. I.D. No. 8-51935)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2015
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

******

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a Public Document.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Safra Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of Safra Securities LLC (the "Company") as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Safra Securities LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2016

SAFRA SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$ 4,613,608
Short term interest-bearing deposits	6,749,583
Securities owned — at fair value (including securities pledged as collateral of $52,491,139)	97,370,987
Due from clearing organization and other brokers	7,155,970
Deposits with clearing organizations	1,831,892
Due from Parent and affiliate, net	1,152,417
Other assets	1,122,471
TOTAL ASSETS	$ 119,996,928

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:	
Accrued expenses and other liabilities	$ 1,696,296
Total liabilities	1,696,296
COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)	
MEMBER'S CAPITAL	118,300,632
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 119,996,928

See notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF OPERATIONS

Safra Securities LLC (the "Company") is a single member Delaware Limited Liability Company and a wholly owned subsidiary of Safra National Bank of New York (the "Bank" or the "Parent"). The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Municipal Securities Rulemaking Board. The Company's business includes providing foreign and domestic securities brokerage services to its customers. The Company also engages in proprietary trading.

The Company has executed a Proprietary Accounts of Brokers-Dealer Agreement with its clearing broker, Pershing LLC ("Pershing"), a United States registered broker-dealer. The Company clears all transactions on a fully disclosed basis through Pershing. The Company settles certain foreign securities on an omnibus account with an affiliated broker-dealer which is registered with the Brazilian Securities Commission.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The Company maintains its accounts and prepares its statement of financial condition in accordance with accounting principles generally accepted in the United States of America (hereinafter referred to as "generally accepted accounting principles" or "U.S. GAAP").

Use of Estimates in the Preparation of Statement of Financial Condition — The preparation of statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Significant accounting estimates reflected in the Company's statement of financial condition include the measurement of fair value of the Company's financial instruments. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable based on the best available information. Actual results could be materially different from those estimates.

Cash and Cash Equivalents — The Company has defined cash equivalents as highly liquid investments, with original maturities of 90 days or less mainly comprising of money market accounts with other depository institutions.

Securities Transactions — Securities owned are used in the Company's trading activities and are recorded at fair value in the statement of financial condition. Transactions in securities owned and securities sold, not yet purchased are recorded on a trade date basis. The Company did not have securities sold, not yet purchased at December 31, 2015.

Short Term Interest-Bearing Deposits — Short term interest-bearing deposits consist of interest-bearing time deposits with depository institutions with original maturities of greater than three months and less than one year, which have penalties for withdrawal of deposits prior to original maturities. The carrying amount of these deposits is recorded at cost which approximates the fair value given the short-term nature of these deposits as of December 31, 2015.

Due from Clearing Organization and Other Brokers — Due from clearing organization and other brokers includes cash and amounts for revenues from unsettled proprietary trades and commission receivable.

Deposits with clearing organizations — Deposits with clearing organizations consist of deposits of cash held by clearing organizations.

Translation of Foreign Currencies — Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange. Transactions denominated in foreign currency are accounted for at the exchange rates prevailing on the related transaction dates.

Income Taxes — The Company's results of operations as a disregarded entity are included in the Bank's federal, state and local tax returns. Current and deferred taxes are allocated to the Company under the "benefits for loss" method. Under this method, the Company is assumed to file a separate return with the taxing authority, thereby reporting their taxable income or loss and paying the applicable tax to, or receiving the appropriate refund from, the Parent as if the Company was a separate taxpayer, except that net operating losses (or other current or deferred tax attributes) are characterized as realized (or realizable) by the Company when those tax attributes are realized (or realizable) by the consolidated federal/combined state/city tax return group even if the Company would not otherwise have realized the attributes on a stand-alone basis. Accrued income taxes are included in net due to affiliate in the accompanying statement of financial condition.

The Company accounts for income taxes in accordance with the provisions of ASC 740, which requires that an asset and liability approach be applied in accounting for income taxes and that deferred tax assets and liabilities be reflected for temporary differences using tax rates expected to be in effect when such differences reverse. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. In assessing the usability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

The Company recognizes tax positions in the statement of financial condition only when it is more likely than not that the position will be sustained upon examination by relevant taxing authorities based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the statement of financial condition including related interest and penalties.

Fair Value of Financial Instruments — The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Financial instruments that the Company owns are measured at fair value using bid prices. Fair value measurements do not include transaction costs. Refer to Note 7 for further details of such financial instruments.

As required by U.S. GAAP, the Company uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest

priority to unobservable inputs (level 3 measurements). The three broad levels of the fair value hierarchy are described below.

Basis of Fair Value Measurements

Level 1 Inputs — unadjusted quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Valuation of these assets and liabilities does not entail a significant degree of judgment.

Level 2 Inputs — inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Examples of financial instruments with such inputs include U.S. Treasury securities, U.S. Agency securities, municipal bonds, corporate bonds.

Level 3 Inputs — unobservable inputs for the asset or liability rely on management's own assumptions which are assumptions that management determines market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data). Examples of financial instruments with such inputs include certain mortgage-backed securities, private equity investments, and certain over-the-counter derivatives.

Recent Issued Accounting Pronouncements

Revenue from Contracts with Customers—In May 2014, the FASB issued Accounting Standard Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers* ("ASU No. 2014-09"). ASU No. 2014-09 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The guidance requires a company to recognize revenue when it transfers promised services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those services and requires enhanced disclosures to help users of the statement of financial condition better understand the nature, amount, timing, and uncertainty of revenue that is recognized. The new guidance is effective for annual and interim periods beginning after December 15, 2018, for non-public entities. Early adoption is permitted as early as the original public company effective date of annual periods beginning after December 15, 2016. The new guidance can be applied either retrospectively to each prior reporting period presented, or as a cumulative-effect adjustment as of the date of adoption. The Company is currently evaluating the impact of the adoption of the amended guidance on its statement of financial condition.

Disclosure of Uncertainties About an Entity's Ability to Continue as a Going Concern—In August 2014, the FASB issued ASU 2014-15, *Disclosure of Uncertainties About an Entity's Ability to Continue as a Going Concern* ("ASU No. 2014-15"), which requires management to perform interim and annual assessments on whether there are conditions or events that raise substantial doubt about the entity's ability to continue as a going concern within one year of the date the statement of financial condition is issued and to provide related disclosures, if required. ASU No. 2014-15 is effective for the Company for our fiscal year ending December 31, 2016. Early adoption is permitted. The Company does not anticipate the adoption of ASU 2014-15 to have a material impact on its statement of financial condition.

3. CASH AND CASH EQUIVALENTS

The Company maintained money market accounts at certain depository institutions of $627,819 at December 31, 2015. Demand and time deposits of $479,153 and $3,506,636, respectively, were held at the Bank at December 31, 2015.

4. SHORT TERM INTEREST-BEARING DEPOSITS

The Company maintained short term interest-bearing deposit accounts of $6,749,584 at December 31, 2015, all with maturities between February and June 2016 and interest rates ranging from 0.12% to 0.95%.

5. DUE FROM CLEARING ORGANIZATION AND OTHER BROKERS

At December 31, 2015, amounts due from clearing organization and other brokers were as follows:

Cash at clearing brokers	$ 6,961,687
Receivable for securities sold and commission from clearing organizations	174,915
Commission receivable from other brokers	19,368
Total	$ 7,155,970

6. RELATED-PARTY TRANSACTIONS

The Company functions as a broker for the Bank. At December 31, 2015, the Company had a demand deposit and interest-bearing deposit accounts of $479,153 and $3,506,636, respectively, at the Bank, which are included in cash and cash equivalents. The Company also had short term interest-bearing deposits of $6,005,396 at the Bank, which are included in the accompanying statement of financial condition.

The Company had a payable to the Bank of $498,450 and a tax receivable from the Bank of $1,645,808 as of December 31, 2015, the net of which is included in due from Parent and affiliate, net, in the accompanying statement of financial condition.

At December 31, 2015, the Company pledged securities owned of $52,491,139, interest-bearing deposit accounts of $3,506,636 which is included in cash and cash equivalents, and short term interest-bearing deposits of $6,005,396 as collateral for a $50,000,000 uncommitted line of credit with the Bank. There were no borrowings against the line as of December 31, 2015.

7. FAIR VALUE MEASUREMENT

The Company's assets and liabilities recorded at fair value have been categorized based upon the fair value hierarchy described in Note 2.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

	Financial Assets at Fair Value as of December 31, 2015			
	Level 1	**Level 2**	**Level 3**	**Total**
ASSETS:				
Securities owned — at fair value:				
U.S. Treasury securities	$ -	$ 44,879,848	$ -	$ 44,879,848
Corporate debt securities	-	44,653,139	-	44,653,139
Equity securities	7,838,000	-	-	7,838,000
Total securities owned at fair value	$ 7,838,000	$ 89,532,987	$ -	$ 97,370,987

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

U.S. Treasury and corporate debt securities

The fair value of U.S. Treasury and corporate debt securities are based on quoted market prices. In the absence of quoted market prices, fair value is determined by pricing vendors using models which discount the future cash flows to their present value using current rates at which similar securities would be bought with similar credit ratings and for the same remaining maturities, or similar techniques. These models use inputs that are observable for substantially the full term of the security, inputs that are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the security or internally developed assumptions. Corporate debt securities are generally categorized in Level 2 of the fair value hierarchy.

Equities

Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy.

The fair value of all other financial assets and liabilities is considered to approximate the carrying value, due to the short-term nature of the financial instruments. There were no transfers between levels 1, 2, and 3 during the year ended December 31, 2015.

8. INCOME TAXES

The Company's primary temporary differences result from net unrealized gains and losses of securities owned that are recorded at fair value for book purposes and certain accrued expenses that are deductible on a cash basis for tax purposes. As of December 31, 2015, the Company had a deferred tax asset of $533,348 and a deferred tax liability of $55,193, which are included in other assets and accrued expenses and other liabilities, respectively, in the accompanying statement of financial condition. On April 13, 2015, New York City legislation was enacted that is generally consistent with the New York State tax reform positions enacted on March 31, 2014 effective for years beginning on or after January 1, 2015. The impact of such changes has been included in computing the deferred tax assets and liabilities with any impact being reflected in the income tax provision. An adjustment of $6,520 was made to the deferred tax assets for enacted changes in the New York City tax laws.

The Company is organized as a limited liability company and is treated as a disregarded entity for federal income tax purposes. The Company entered into a legal tax-sharing agreement with its owner,

the Bank, to be treated as a corporate division and should recognize an allocation of income taxes in its separate statement of financial condition pursuant to ASC 740-10-30-27. This Accounting Standard allows an allocation of current and deferred taxes to the members of a consolidated tax group, including disregarded entities. Pursuant to the tax-sharing agreement discussed previously, the Company reimburses the Bank for all income taxes payable. As of December 31, 2015, the Company had a current tax receivable from the Bank of $1,645,808 which is included within the due from Parent and affiliate, net balance on the statement of financial condition. Income taxes are provided for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the statement of financial condition.

No amount was recorded as an unrecognized tax benefit as of December 31, 2015. As of December 31, 2015, there were no such tax benefits recorded or related interest and penalties for which the Company has accrued for.

The Company is subject to taxation in the U.S. and state and local jurisdictions. As of December 31, 2015, the Company's tax years after 2011 are subject to examination by the taxing authorities.

9. EMPLOYEE BENEFIT PLANS

The Bank has a 401(k) profit sharing plan that covers all eligible employees of the Company who have attained the age and service requirements, as defined in the plan. Eligible employees are immediately vested.

10. CONCENTRATION RISK

The Company's total cash and cash equivalents and short term interest-bearing deposits at December 31, 2015 are primarily deposited with the Bank of $9,991,185. The Bank is not rated by any credit rating agencies.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

11. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may enter into contracts that contain various guarantees and indemnities including contracts where it executes, as agent, transactions on behalf of customers through a clearing broker on a fully disclosed basis. If the agency transactions brokered by the Company do not settle because of failure to perform by either counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, in general the Company's obligations would arise only if the clearing broker had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting clients of the clearing firm. Any potential contingent liability under these fully disclosed agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for this and believes that

any potential requirement to make payment under this agreement is remote. The Company has a cash security deposit of $100,392 with Pershing at December 31, 2015, to mitigate such risk, which is included in deposits with clearing organizations on the statement of financial condition.

The Company has an uncommitted line of credit signed with a U.S. depository institution of $40,000,000. There were no borrowings against the line as of December 31, 2015. The Company also has an uncommitted line of credit with the Bank, see Note 6 for details.

The Company is not a party to any litigation involving the various aspects of its business at December 31, 2015.

12. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934. Effective July 15, 2015, FINRA required the Company to use the alternate method under Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2015, the Company had net capital of $98,045,739 which was $97,795,739 in excess of its required minimum net capital of $250,000. The Company is in compliance with the exemptive provisions of Rule 15c3-3.

13. SUBSEQUENT EVENTS

Except for the item described below, there were no subsequent events through the date the statement of financial condition were issued that would require recognition or disclosure in the statement of financial condition.

The Company submitted a Continuing Membership Application with FINRA requesting approval to be a self-clearing broker-dealer. The Company was approved to be a self-clearing broker on July 15, 2015 and began its operation as a self-clearing broker on January 6, 2016.

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